UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

DRUGMAX, INC.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

262240104

(CUSIP Number)

ANDREW E. GOLD

10835 LOCKLAND ROAD

POTOMAC, MD 20854

(301) 765-9117

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a Copy to:

MINTZ LEVIN COHN FERRIS GOLVSKY AND POPEO, P.C.

ONE FINANCIAL CENTER

BOSTON, MA 02111

(617) 542-6000

ATTENTION: SCOTT A. SAMUELS, ESQUIRE

November 12, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 5945850109	SCHEDULE 13D 13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Andrew Edward Gold
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☒

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

8 SHARED VOTING POWER

695,930 shares (held jointly with Mrs. Gold)
9 SOLE DISPOSITIVE POWER

10 SHARED DISPOSITIVE POWER

695,930 shares (held jointly with Mrs. Gold)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

695,930 shares (held jointly with Mrs. Gold)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.60 (1)
14	TYPE OF REPORTING PERSON (See Instructions)

IN

(1)	Reflects 19,336,068 shares outstanding, including the shares issued by Drugmax on November 12, 2004 as reported in its Form 8-K filed on November 18, 2004.

Page 2 of 8 pages

CUSIP NO. 5945850109	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ronit Martine Gold
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER

8 SHARED VOTING POWER

695,930 shares (held jointly with Mrs. Gold)
9 SOLE DISPOSITIVE POWER

10 SHARED DISPOSITIVE POWER

695,930 shares (held jointly with Mrs. Gold)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

695,930 shares (held jointly with Mrs. Gold)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.60 (1)
14	TYPE OF REPORTING PERSON (See Instructions)

IN

(1)	Reflects 19,336,068 shares outstanding, including the shares issued by Drugmax on November 12, 2004 as reported in its Form 8-K filed on November 18, 2004.

Page 3 of 8 pages

Item 1. Security and Issuer

(a)	Name of Issuer

Drugmax, Inc., a Nevada corporation (the “Company”)

(b)	Address of Issuer’s Principal Executive Offices

312 Farmington Ave, Farmington, CT 06032

(c)	Title and Class of Securities

Common Stock, $0.001 Par Value

Item 2. Identity and Background

(a)	Name of Person Filing

This Schedule 13D is filed jointly by Andrew E. Gold and Ronit M. Gold, a married couple (collectively, the “Golds”).

(b)	Address of Principal Business Office or, if None, Residence

10835 Lockland Road, Potomac, MD 20854

(c)	Occupation

Mrs. Gold’s principal occupation is as a pre-school teacher. Mr. Gold’s principal occupation is as a self-employed investor.

(d)	Criminal Proceedings

None.

(e)	Civil Proceedings

(i) Mr. Gold is subject to an SEC Order Instituting Administrative and Cease-and-Desist Proceedings, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order Pursuant to Sections 15(b) and

Page 4 of 8 pages

21C of the Securities Exchange Act of 1934, SEC File No. 3-11906, dated April 20, 2005. Between July 2003 and November 2004, Mr. Gold failed to file required reports concerning his greater than 5% ownership interest in four different issuers. Mr. Gold agreed to pay a fine, was suspended from association with any broker or dealer for a period of twelve (12) months, and was ordered to cease and desist from committing or causing any violations and any future violations of Section 13(d) of the Exchange Act, Rules 13d-1 and 13d-2 thereunder, and Section 16(a) of the Exchange Act and Rule 16a-3 thereunder, and agreed to provide the SEC with an affidavit within 14 days after the 12-month period that he has complied fully with the sanctions.

(ii)	Mrs. Gold is not subject to any civil proceedings.

(f)	Citizenship

Both Mr. and Mrs. Gold are United States citizens.

Item 3. Source and Amount of Funds or Other Consideration

As of November 12, 2004, the Golds had acquired a net total of 695,930 shares of Common Stock on the open market.

The Golds purchased all of these shares through personal joint trading accounts. The Golds periodically effect purchases of shares through margin accounts maintained for the Golds with Electronic Trading Group, LLC which may extend credit to the Golds as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the firm’s credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of the debit balances in the account. The funds used to make these purchases were not otherwise borrowed or obtained.

Item 4. Purpose of Transaction

The transactions were solely for investment purposes. The Golds intend to review, from time to time, their investment in the Company on the basis of various factors, including but not limited to the Company’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities market in general and the market for the Company’s securities in particular, as well as other developments and other investment opportunities. Based upon those considerations, the Golds may decide to acquire additional shares of Common Stock on the open market or in privately negotiated transactions, or to dispose of all or a portion of the Common Stock that they own.

(a)	Not applicable.

(b)	Not applicable.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

Page 5 of 8 pages

(i)	Not applicable.

(j)	Not applicable.

Item 5. Interest in Securities of the Issuer

(a) Mr. Gold beneficially owns 695,930 shares of Common Stock, which represent approximately 3.60% of the outstanding shares of Common Stock based on the number of shares outstanding as of November 12, 2004.

(b) The Golds currently share the power to vote or direct the vote, or to dispose or direct the disposition, of the shares of Common Stock they beneficially own.

(c) The Golds acquired a net total of 2,700 shares of Common Stock in the open market on November 12, 2004. The following chart details the Gold’s transactions involving shares of the Common Stock for this period. The Golds made all of these transactions through personal joint trading accounts.

Activity Type	Quantity of Trade	Symbol	Trade Date	USD Price
Buy	1720	DMAX	11/12/2004	3.99
Buy	280	DMAX	11/12/2004	3.99
Buy	400	DMAX	11/12/2004	3.98
Buy	200	DMAX	11/12/2004	3.98
Buy	100	DMAX	11/12/2004	3.92
Buy	100	DMAX	11/12/2004	3.96
Buy	100	DMAX	11/12/2004	3.98
Buy	100	DMAX	11/12/2004	3.98
Buy	100	DMAX	11/12/2004	3.98
Buy	1000	DMAX	11/12/2004	4.00
Buy	1000	DMAX	11/12/2004	4.00
Buy	100	DMAX	11/12/2004	4.00
Buy	100	DMAX	11/12/2004	4.02
Buy	200	DMAX	11/12/2004	4.04
Buy	100	DMAX	11/12/2004	4.05
Sell	100	DMAX	11/12/2004	3.99
Sell	1500	DMAX	11/12/2004	4.00
Sell	1100	DMAX	11/12/2004	4.00
Sell	100	DMAX	11/12/2004	4.01
Sell	100	DMAX	11/12/2004	4.02

(d) Not applicable.

(e) On November 12, 2004, the Golds ceased to be the beneficial owners of more than five percent of the class of securities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

Exhibit 1, Joint Filing Agreement of Andrew Edward Gold and Ronit Martine Gold.

Page 6 of 8 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2006

/s/ Andrew E. Gold
Andrew E. Gold

/s/ Ronit Gold
Ronit Gold

Page 7 of 8 pages

Exhibit 1

JOINT FILING AGREEMENT OF

ANDREW EDWARD GOLD AND RONIT MARTINE GOLD

The undersigned hereby agree that the Schedule 13D with respect to the securities of Drugmax, Inc. dated as of even date herewith is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended.

Date: May 12, 2006	/s/ Andrew Edward Gold
Andrew Edward Gold

Date: May 12, 2006	/s/ Ronit Martine Gold
Ronit Martine Gold

Page 8 of 8 pages